1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.113

CANOPY GROWTH SIGNS SIGNIFICANT SUPPLY AND SALES AGREEMENT WITH SUNNIVA MEDICAL INC.

February 21, 2018

SMITHS FALLS, ON & VANCOUVER, BC – Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED) is pleased to announce the signing of a definitive supply agreement with Sunniva Inc. (“Sunniva”) (CSE:SNN) (OTCQX:SNNVF). Through the terms of this two-year agreement, Canopy Growth will purchase up to 90,000 kilograms of dried cannabis from Sunniva’s wholly-owned Canadian subsidiary, Sunniva Medical Inc., a late-stage Access to Cannabis for Medical Purposes Regulations (“ACMPR”) applicant, and sister company of Natural Health Services, the sector’s largest non-Licensed Producer medical patient network with tens of thousands of active registrations in the ACMPR.

The agreement will see Sunniva grow Canopy’s existing line-up of award winning genetics as well as its own branded products, both for sale through Canopy Growth’s extensive distribution network, including Tweedmainstreet.com, the planned Tweed retail store network across the country, and through provinces in which Canopy has already established historic supply agreements. The deal secures a diverse supply of curated cannabis products for Canopy Growth and a reliable sales channel and stream of revenue for Sunniva, with appropriate risk sharing formulas in place for both parties.

“We welcome Sunniva to the Canopy Growth family and look forward to collaborating with their team to provide a steady and high-quality source of cannabis products for consumers,” said Mark Zekulin, President, Canopy Growth. “Through provincial distribution channels, brick and mortar locations, and our online Tweed Main Street e-commerce platform we are diversifying our ability to deliver a one-stop shopping experience to consumers and provincial bodies alike. With partners like Sunniva, we are well positioned to capture market share through robust supply channels.”

Sunniva is developing a 700,000 sq. ft. GMP-certified greenhouse facility in British Columbia which will act as the primary production facility to meet their supply goals. The facility will produce cannabis products to supply the current medical market and the upcoming legalized recreational market in Canada.

“This agreement with Canopy Growth represents a significant milestone for us,” said Leith Pedersen, President, Sunniva Inc. “Providing a supply of high-quality cannabis products through Canopy Growth’s unparalleled retail and distribution channels, allows us to accelerate the execution of our business plan and distribution strategy. We plan to focus on building a sustainable and profitable business as we develop the Sunniva brand and by entering into strategic partnerships with the global industry leader Canopy Growth, we are doing just that.”

Here’s to Future CraftGrowth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Sunniva Inc.

Sunniva, through its subsidiaries, is a vertically integrated medical cannabis company operating in the world’s two largest cannabis markets – Canada and California – where we are committed to delivering safe, high-quality products and services at scale. Our business vision is to become the lowest cost, highest quality cannabis producer in the markets we serve. We will accomplish this by building large scale purpose-built cGMP greenhouses, offering better quality assurance with cannabis products free from pesticides, providing better patient and doctor access to cannabis education, and sourcing better therapeutic delivery devices.

About Sunniva Medical Inc.

SMI is a late stage ACMPR applicant in final review and is building the Sunniva Canada Campus, 700,000 square feet of purpose-built cGMP complaint greenhouse facilities to be located in British Columbia. The total Campus is expected to produce over 100,000 kg of premium medical cannabis a year and over 25,000 kg of trim used for extraction. The facility will produce pesticide free products and will convert trim to extracted products such as cannabis oil. The oil will be used for drug delivery formats such as capsules, dissolvable strips, vaporization cartridges, tinctures and creams. Sunniva anticipates to break ground in early 2018.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 1 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.